SCMP GROUP

NEWSPAPER MAGAZINE RETAIL VENTURES

Direct Line 2680 8805 Direct Fax 2680 8860

BY REGISTERED POST

15 October 2002

Exemption No. 33-51010

02055600

02 OCT 29 AM 9:15

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

82-3327

Dear Sirs,

SUPPL

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Results of the Special General Meeting

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Vera Leung
Legal Counsel & Company Secretary

Enclosure

VL/jc

dlw 11/20

CoSec\Share Offer 092002\announcement distribution list

SCMP Group Limited Morning Post Centre 22 Dai Fat Street Tai Po Industrial Estate New Territories Hong Kong
General Line 852 2680 8888 Web site www.scmp.com

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

Conditional voluntary cash offer by

HSBC

The Hongkong and Shanghai Banking Corporation Limited
on behalf of
SCMP Group Limited
to repurchase up to 173,438,400 Shares
at an offer price of
HK$3.60 per Share
and
Whitewash Waiver

RESULTS OF THE SPECIAL GENERAL MEETING

At the SGM held on 11 October 2002, the ordinary resolution proposed to approve the Offer and the Whitewash Waiver was passed by the Independent Shareholders by way of a poll, with approximately 68.73% of the votes cast in favour. The Whitewash Waiver has been granted by the Executive subject to the Independent Shareholders approving the Offer and the Whitewash Waiver by way of a poll, and such Condition has therefore now been satisfied.

As the Conditions of the Offer have been fulfilled, the Offer has become unconditional and will remain open for submission of acceptances until 4:00pm on Friday, 25 October 2002 when the Offer will close, unless otherwise extended by the Company (with the consent of the Executive, which would only be granted in exceptional circumstances).

As at 4:00 pm on 10 October 2002, the day immediately prior to the SGM, valid acceptances in respect of 83,550 Shares had been received by the Company, representing approximately 0.0048% of the entire issued share capital of the Company as at 10 October 2002.

The Shares were suspended from trading on the Stock Exchange at 9:30 am on 11 October 2002 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares from 9:30 am on 15 October 2002.

Shareholders should read the Offer Document, including, in particular, the letter from the independent financial adviser advising the Independent Board Committee as to the terms of the Offer and the Whitewash Waiver, carefully before taking any action in relation to the Offer. If any Shareholder is in any doubt, he should consult professional advisers.

Reference is made to (i) the announcements by the Company dated 3 September 2002, 9 September 2002, 10 September 2002, 16 September 2002, 24 September 2002 and 25 September 2002 and (ii) the offer document dated 25 September 2002 (the "Offer Document"), in each case in respect of the Offer and the Whitewash Waiver.

Terms defined in the Offer Document shall have the same meanings when used in this announcement, unless the context requires otherwise.

SPECIAL GENERAL MEETING

At the SGM held on 11 October 2002, the ordinary resolution proposed to approve the Offer and the Whitewash Waiver was passed by the Independent Shareholders by way of a poll.

A total of 792,654,984 votes were cast (which represents approximately 45.70% of the entire issued share capital of the Company as at 10 October 2002 and represents 70.24% of the shares eligible for voting at the SGM) by the Independent Shareholders voting in person or by proxy in respect of the resolution.

Of this amount, a total of 544,753,984 votes were cast for, and a total of 247,901,000 votes were cast against, the ordinary resolution to approve the Offer and Whitewash Waiver respectively. This represented approximately 68.73% and 31.27% of the votes cast for, and against, respectively by the Independent Shareholders present in person or by proxy at the SGM.

The Whitewash Waiver has been granted by the Executive subject to the Independent Shareholders approving the Offer and the Whitewash Waiver by way of a poll, and such Condition has therefore now been satisfied.

CONDITIONS OF THE OFFER

As the Conditions of the Offer have been fulfilled, the Offer has become unconditional and will remain open for acceptance until 4:00pm on Friday, 25 October 2002 when the Offer will close, unless otherwise extended by the Company (subject to the prior consent of the Executive, which would only be granted in exceptional circumstances). An announcement will be made if the Offer period is so extended.

Shareholders and potential Shareholders are reminded that there is no book close in respect of the Offer and that, notwithstanding that 4:00 pm on 23 October 2002 is the latest time to lodge transfers of Shares with the Registrar to ensure that they appear on the Register by the Latest Acceptance Time, **any person who acquires Shares between that time and the Latest Acceptance Time may nevertheless tender such Shares for acceptance of the Offer if he completes a Form of Acceptance and delivers it to the Registrar together with the transfer receipt(s) duly signed by him by the latest time for submission of acceptances under the Offer, which is expected to be at 4:00pm on Friday, 25 October 2002.** See paragraph 3.3 of Appendix I to the Offer Document for more information.

Any person who holds or acquires Shares which are deposited with CCASS may accept the Offer by instructing his broker to authorise HKSCC Nominees Limited to tender his Shares for acceptance of the Offer on his behalf and request it to deliver the relevant Form of Acceptance duly completed together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title to the Registrar. Any such action should be undertaken promptly and in accordance with the customary practices for Shares held with CCASS so as to allow HKSCC Nominees Limited sufficient time to complete the acceptance procedure on their behalf by the Latest Acceptance Time.

NEW SHAREHOLDERS, ETC.

Any Shareholder may collect a copy of the Offer Document and (except an Excluded Shareholder) a Form of Acceptance from the Registrar (being Computershare Hong Kong Investor Services Limited at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong) during business hours in the period until and including the last date for submission of acceptances in respect of the Offer (which is expected to be Friday, 25 October 2002). Such Shareholder may contact the Registrar (through the enquiry hotline referred to below) and request a copy of the Offer Document and Form of Acceptance (as appropriate) to be sent to his registered address as recorded in the Register.

STATUS OF THE OFFER

As at 4:00 pm on 10 October 2002, the day immediately prior to the SGM, valid acceptances in respect of 83,550 Shares had been received by the Company, representing approximately 0.0048% of the entire issued share capital of the Company as at 10 October 2002.

Upon completion of the Offer (and assuming full acceptance of the Offer), the interest of the Kerry Group in the Company will increase from its current level of approximately 34.93% of the issued share capital of the Company to approximately 38.81% of the reduced issued share capital of the Company.

SUSPENSION OF TRADING

The Shares were suspended from trading on the Stock Exchange at 9:30 am on 11 October 2002 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares from 9:30 am on 15 October 2002.

ENQUIRY HOTLINE

Should any Shareholder require any assistance in completing the Form of Acceptance or have any queries regarding the procedure for submitting acceptances and settlement or any other similar aspect of the Offer, he may contact the Registrar at its hotline at (852) 2862 8699 during the period until and including the last date for submission of acceptances in respect of the Offer (which is expected to be Friday, 25 October 2002) between 9:00 am and 1:00 pm from Monday to Friday and between 9:00 am and 12:30 pm on Saturday.

GENERAL

Shareholders should read the Offer Document, including the letter from the independent financial adviser, carefully before taking any action in relation to the Offer. If any Shareholder is in any doubt, he should consult professional advisers.

By Order of the Board
Vera Leong
Company Secretary

Hong Kong, 11 October 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration, and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

** For identification purpose only*